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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*



Sudbury Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

864635206
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 864635206

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Prudential Corporation plc

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ]
(b) [   ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER

Power to direct the vote: 625,474 subject to direction of parent corporation.

6 SHARED VOTING POWER
- -0-

7 SOLE DISPOSITIVE POWER
Power to direct the disposition: 625,474 subject to direction of parent corporation.

8 SHARED DISPOSITIVE POWER
- -0-

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,474

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.22%

12 TYPE OF REPORTING PERSON*
HC  (See Exhibit A on Page 7 hereof)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Sudbury Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

30100 Chagrin Boulevard
Suite 203
Cleveland, OH  44124

Item 2(a). Name of Person Filing:
Prudential Corporation plc

Item 2(b). Address of Principal Business Office:

142 Holborn Bars
London, England
EC1N 2NH

Item 2(c). Citizenship:

England

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number

864635206

Item 3. Type of Person:

HC  (See Exhibit A on Page 7 hereof).

Item 4. Ownership:

(a) Amount Beneficially Owned:

625,474

(b) Percent of Class:

6.22%

(c) Number of shares as to which person has:

(i) sole power to vote or to direct the vote:  625,474

(ii) shared power to vote or to direct the vote:  -0-

(iii) sole power to dispose or to direct the disposition of:
625,474

(iv) shared power to dispose or to direct the disposition of:  -0-

Item 5. Ownership of Five Percent or less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:

See Exhibit A.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and where not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



3/7/95
___________________________
Date


/s/ HR. JENKINS
___________________________
Signature


H.R. Jenkins, Director
___________________________
Name/Title


                            EXHIBIT A

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.



Name of Subsidiary                 Classification

Prudential Portfolio Managers Ltd.        *


* By no-action relief granted on July 5, 1991, the SEC generally stated it would not recommend enforcement action if Prudential Corporation plc together with certain of its subsidiaries collectively reported beneficial ownership of more than 5% of a class of equity security subject to Section 13(d) of the Securities Exchange Act of 1934 on Schedule 13G rather than Schedule 13D. Prudential Portfolio Managers Ltd. is a non-U.S. investment adviser subsidiary of Prudential Corporation plc.